                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


(Check One): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: December 26, 1999


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

     Part III of Registrant's annual report on Form 10-K


PART I--REGISTRANT INFORMATION

Full Name of Registrant:  Eateries, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  1220 South Santa Fe

City, State and Zip Code:  Edmond, Oklahoma 73003


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b)  An amendment to the registrant's annual report on Form 10-K containing
[X] the Part III information will be filed on or before the fifteenth calendar day following the prescribed due date (April 24, 2000);

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

Registrant incorporated by reference into its annual report on Form 10-K for the year ended December 26, 1999, the Part III information to be included in its definitive proxy statement which the registrant anticipated would be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year.

However, registrant's limited management staff have been unable to prepare the proxy statement because their efforts have been focused upon attempting to conclude an acquisition transaction.

PART IV--OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification


    Bradley L. Grow                            (405)               705-5000
       (Name)                               (Area Code)       (Telephone Number)


    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

--------------------------------------------------------------------------------

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                             [ ] Yes      [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


--------------------------------------------------------------------------------
                                 Eateries, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 24, 2000
      ------------------------
By: /s/ BRADLEY L. GROW
   ---------------------------
   Bradley L. Grow, Chief
   Financial Officer



                                      -2-